February 13, 2019

Via Email

Vincent DiStefano

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

Re:	Response to SEC Staff Letter Dated October 4, 2018 - Highland Global Allocation Fund

Dear Mr. DiStefano:

On behalf of the Highland Global Allocation Fund (the “Fund”), this correspondence is being filed in response to the comments of the Securities and Exchange Commission’s (the “Commission”) staff (the “Staff”) provided on February 12, 2019 by you to Jon-Luc Dupuy of K&L Gates LLP regarding the (the “Registration Statement”) provided to the Commission on February 11, 2019. Separately on February 12, 2019, Paul Cellupica discussed the review of the Registration Statement with Thomas Surgent, Deputy General Counsel and CCO of Highland Capital Management, L.P. References to page numbers are to pages of the Prospectus (the “Prospectus”) and the Statement of Additional Information (the “Statement of Additional Information”) as provided in the Fund’s Registration Statement. For your convenience, we have repeated your questions below in bold-face, which are immediately followed by responses provided on behalf of Highland Capital Management Fund Advisors, L.P. (“Highland” or the “Adviser”) or the Fund.

PROSPECTUS

1.

Page 46 of the Prospectus discusses the treatment of the valuation of TerreStar Corporation (“TerreStar”) and the subsequent net asset value (“NAV”) error. Please specify whether the Fund will be reimbursed and/or made whole for such NAV error as of September 30, 2018.

Response: The Adviser confirms that the Fund will be reimbursed and made whole for the NAV error and interest owed on the NAV error in the amount of approximately $5.25 million incurred as of September 30, 2018, through a combination of (i) the Adviser’s and the Fund’s insurance policy (the “Insurance Policy”), and (ii) Adviser reimbursements. The Adviser expects that after application of the Insurance Policy deductible, to be paid by the Adviser, the insurer will make payment this week or early the following week. The Adviser will offset against the accrued advisory fee balance, which has been escrowed in connection with the Fund’s conversion, overpayments of investment advisory fees of approximately $34,000, as well as pay any processing costs, which the Adviser has estimated to be approximately $100,000.

The Adviser anticipates that a smaller to insignificant TerreStar NAV error will exist for the period subsequent to September 30, 2018.

2.	Please adviser whether any adjustments to the Fund’s current NAV are necessary.

Response: The Adviser confirms that no adjustments to the Fund’s current NAV are necessary as the Fund’s NAV has been updated to incorporate the valuation methodology submitted to the SEC Office of the Chief Accountant dated January 19, 2019.

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If you have any questions, please do not hesitate to contact us at (617) 261-3231 (George Zornada) or (617) 261-3146 (Jon-Luc Dupuy).

Sincerely,
/s/ George Zornada
George J. Zornada
K&L Gates LLP

cc:

(via email)

Paul Cellupica, Deputy Director and Chief Counsel, Division of Investment Management

Thomas Surgent, Deputy General Counsel and CCO of Highland Capital Management, L.P.

Frank Waterhouse, Treasurer, CFO, PEO and PAO of the Trust

Jason Post, Chief Compliance Officer of the Adviser and the Trust

Dustin Norris, Secretary and Trustee of the Trust

Jon-Luc Dupuy, K&L Gates LLP